Security Class Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on May 16, 2007

This Proxy is solicited by and on behalf of Management.

Notes to proxy
1. Every holder has the right to appoint a person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder; however, if such a direction is not made in respect of any matter, this proxy will be voted for such matter.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying Management Information and Proxy Circular.

Proxies submitted by mail (return envelope enclosed) or hand delivered and must be received by 3:30 pm, Mountain Time, on May 14, 2007.

Appointment of Proxyholder

I/We, being registered holder(s) of Class A Common Shares of PARAMOUNT RESOURCES LTD. hereby appoint: Clayton H. Riddell of Calgary, Alberta, or failing him, James H. T. Riddell of Calgary, Alberta	OR	Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting (the "Meeting") of the shareholders of Paramount Resources Ltd. (the "Corporation") to be held in the Chambers Room, First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta on Wednesday, May 16, 2007 at 3:30 p.m., Mountain time, and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

Management recommends that you vote FOR all of the director nominees as outlined in the Information Circular.
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	For	Withhold
Vote FOR or WITHHOLD for all director nominees proposed by Management as outlined in the Information Circular.	[ ]	[ ]

2. Appointment of Auditors
Appointment of Auditors as outlined in the Information Circular.	For [ ]	Withhold [ ]

3. Amendment of Corporation's Articles
To amend the Corporation's articles to remove the Class X Preferred Shares, Class Y Preferred Shares and Class Z Preferred Shares from the Corporation's authorized share capital	For [ ]	Against [ ]

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Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted for all matters.